82-3822

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

January 2, 2002

02015004

02 FEB 11 AM 8:45

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SUPPL

Dear Sirs,

Please find enclosed a copy of our news release dated January 2nd, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE PROJECT - FIELD REPORT
Samples yield up to 6.23% Ni, 2.48% Cu, 0.34% Co and PGMs Confirmed

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

January 2, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is very pleased to present the results of the preliminary exploration investigations on the Company's Nickel Royale Property and extensions (100% interest owned by Novawest) located in the Hemlo-Schreiber Camp, west of Thunder Bay, Ontario. Dr. Peter Fischer's field results and related chemical analyses appear to justify Novawest's initial optimism (October 11/01 press release).

The more centrally located, Nickel Royale property was geologized and the trenched body of known mineralization, 10 feet thick and at least 300 feet in strike length, was resampled in detail. Analytically (refer to table herein) the massive sulphides contain Nickel (Ni) up to 6.32%, Copper (Cu) up to 2.48%, Cobalt (Co) up to 3450 ppm, Silver (Ag) up to 6.8 ppm (0.2 opt), Pd+Pt+Au up to 0.84 g/t. Positive Bismuth (Bi) and Tellurium (Te) anomalies are associated with the higher Ni grades. The company is further encouraged because of the known affinity of Tellurium and Bismuth with PGMs (Platinum-Palladium Group Minerals) in known notable deposits such as the Raglan in Northern Quebec.

Sample No.	Cu %	Ni %	Co ppm	Au ppb	Pd ppb	Pt ppb	Pd+Pt+Au ppb
P163711	1.63	1.72	440	22	492	84	608
P163712	2.48	2.59	462	18	292	78	388
P163713	0.35	2.54	483	8	166	28	202
P163714	0.15	6.23	1167	29	342	54	425
P163715	1.29	2.32	1023	46	256	108	410
P163716	1.33	0.14	179	34	66	32	132
P163721	0.13	0.52	133	15	76	23	114
P163723	0.78	1.63	493	34	258	68	360
P163726	2.10	0.18	1963	38	72	100	210
P163728	0.67	1.36	2643	4	34	48	86
P163729	2.29	1.88	3450	66	70	306	442
P163730	0.66	1.55	803	26	66	26	118
P163732	1.30	2.00	983	42	360	72	474
P163744**	0.39	2.72	509	19	97	11	127
P163747	0.22	1.00	245	20	84	28	132
P163748	0.73	4.98	997	80	560	120	760
P163749	0.53	4.76	1035	30	509	299	838
P163750	1.03	4.26	826	67	500	144	711
** Denotes the 'newly' discovered body							

Results of relevance to the pending Stage Two follow-up program include the following:

1. The sulphides exhibit textures previously identified in ore bodies determined to have undergone extensive remobilization and relocation of the sulphides. The remobilization of the precursor sulphides probably explains the origin of the mineralized granite footwall and further legitimizes the exploration merits of the untested footwall mag/EM anomalies extending both northeast and southwest of the trenched sulphides.
2. The precursor intrusive has now been identified as phase layered, involving pyroxenites-melagabbros, with topping to the south. Numerous features point to a post-Archean age of emplacement.
3. A 'new' body of sulphides, 10 to 15 metres thick and 100 meters long, was uncovered 15 meters south of the known body. The 'new' body assayed (sample 163744) up to 2.72% Ni, 0.39% Cu and 509ppm Co.

The massive sulphides exhibit a Ni/Cu ratio of approximately 3/1 with facies ranging from 40/1 to 1/10. The dominant Pd/Pt ratio is 4/1 with facies ranging from1/4 to 9/1.

The presumed extension 12 kms to the east, on the Company's Shaboom property, 44 claim units (1760 acres) in size, is presently characterized by sulphide veining of chalcopyrite with associated pyrrhotite and pyrite. Grab samples from across the full length of the existing, 47-foot long, trench (claim 1167238) yielded Cu up to 0.024% and Au up to 380 ppb and Ag up to 1.2 opt. The Ni/Cu ratios are low from 1/10 to 1/150; the Au/Ag ratios are low at 1/100.

The presumed extension 12 kms to the west, on the Company's FourSox Property, underwent a cursory sampling of the semi-massive sulphides located in pits within the east-west trending gabbroic unit in volcanics. The mineralization yielded Ni+Cu up to 0.23%, with Ni/Cu ratios of 1/1, and Pd+Pt up to 168ppb (Pd/Pt ratios of 2-8/1). The mineralization does appear to have been sourced from a sulphide-bearing mafic to ultramafic, presently assumed to be the western extension of the central Nickel Royale.

All samples underwent multi-element geochemical analysis using ICP-OES finish preceded by acqua regia extraction at Activation Laboratories Ltd., accredited by SCC to ISO/IEC. Gold, palladium, and platinum determinations involved Fire-assay-ICP-OES method of analysis.

The assemblage is located in the Hemlo-Schrieber Camp west of Thunder Bay, Ontario and encompasses a total of 152 adjoining claim units totaling 6080 acres that strategically straddle the Hemlo-Schrieber greenstone belt to the west and east of the initial Nickel Royale Property. This belt contains the Marathon deposit (34 mt Cu-Ni-PGMs) to the east, and the Nipigon Plate being investigated by others to the west. The belt, traditionally known for its VMS potential and the renown Hemlo gold deposits, appears to be evolving into an important locus for polymetallic sulphides rich in Ni-Cu-PGMs. Novawest's Assemblage (100% owned) is easily accessible by road and lies 9 miles west of the town of Schreiber, and is in close proximity (10km) to the Winston Lake polymetallic VMS mine (Inmet Mining).

The company has now prioritized the Nickel Royale Assemblage and is now planning for follow-up exploration, which is expected to include geophysics and diamond drilling. The company will most likely be seeking a joint venture partner for the project.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Frank P. Puskas"
Frank P. Puskas – Director, Geologist

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE PROJECT - FIELD REPORT
Samples yield up to 6.23% Ni, 2.48% Cu, 0.34% Co and PGMs Confirmed

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

January 2, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is very pleased to present the results of the preliminary exploration investigations on the Company's Nickel Royale Property and extensions (100% interest owned by Novawest) located in the Hemlo-Schreiber Camp, west of Thunder Bay, Ontario. Dr. Peter Fischer's field results and related chemical analyses appear to justify Novawest's initial optimism (October 11/01 press release).

The more centrally located, Nickel Royale property was geologized and the trenched body of known mineralization, 10 feet thick and at least 300 feet in strike length, was resampled in detail. Analytically (refer to table herein) the massive sulphides contain Nickel (Ni) up to 6.32%, Copper (Cu) up to 2.48%, Cobalt (Co) up to 3450 ppm, Silver (Ag) up to 6.8 ppm (0.2 opt), Pd+Pt+Au up to 0.84 g/t. Positive Bismuth (Bi) and Tellurium (Te) anomalies are associated with the higher Ni grades. The company is further encouraged because of the known affinity of Tellurium and Bismuth with PGMs (Platinum-Palladium Group Minerals) in known notable deposits such as the Raglan in Northern Quebec.

Sample No.	Cu %	Ni %	Co ppm	Au ppb	Pd ppb	Pt ppb	Pd+Pt+Au ppb
P163711	1.63	1.72	440	22	492	84	608
P163712	2.48	2.59	462	18	292	78	388
P163713	0.35	2.54	483	8	166	28	202
P163714	0.15	6.23	1167	29	342	54	425
P163715	1.29	2.32	1023	46	256	108	410
P163716	1.33	0.14	179	34	66	32	132
P163721	0.13	0.52	133	15	76	23	114
P163723	0.78	1.63	493	34	258	68	360
P163726	2.10	0.18	1963	38	72	100	210
P163728	0.67	1.36	2643	4	34	48	86
P163729	2.29	1.88	3450	66	70	306	442
P163730	0.66	1.55	803	26	66	26	118
P163732	1.30	2.00	983	42	360	72	474
P163744**	0.39	2.72	509	19	97	11	127
P163747	0.22	1.00	245	20	84	28	132
P163748	0.73	4.98	997	80	560	120	760
P163749	0.53	4.76	1035	30	509	299	838
P163750	1.03	4.26	826	67	500	144	711
** Denotes the 'newly' discovered body							

Results of relevance to the pending Stage Two follow-up program include the following:

1. The sulphides exhibit textures previously identified in ore bodies determined to have undergone extensive remobilization and relocation of the sulphides. The remobilization of the precursor sulphides probably explains the origin of the mineralized granite footwall and further legitimizes the exploration merits of the untested footwall mag/EM anomalies extending both northeast and southwest of the trenched sulphides.
2. The precursor intrusive has now been identified as phase layered, involving pyroxenites-melagabbros, with topping to the south. Numerous features point to a post-Archean age of emplacement.
3. A 'new' body of sulphides, 10 to 15 metres thick and 100 meters long, was uncovered 15 meters south of the known body. The 'new' body assayed (sample 163744) up to 2.72% Ni, 0.39% Cu and 509ppm Co.

The massive sulphides exhibit a Ni/Cu ratio of approximately 3/1 with facies ranging from 40/1 to 1/10. The dominant Pd/Pt ratio is 4/1 with facies ranging from1/4 to 9/1.

The presumed extension 12 kms to the east, on the Company's Shaboom property, 44 claim units (1760 acres) in size, is presently characterized by sulphide veining of chalcopyrite with associated pyrrhotite and pyrite. Grab samples from across the full length of the existing, 47-foot long, trench (claim 1167238) yielded Cu up to 0.024% and Au up to 380 ppb and Ag up to 1.2 opt. The Ni/Cu ratios are low from 1/10 to 1/150; the Au/Ag ratios are low at 1/100.

The presumed extension 12 kms to the west, on the Company's FourSox Property, underwent a cursory sampling of the semi-massive sulphides located in pits within the east-west trending gabbroic unit in volcanics. The mineralization yielded Ni+Cu up to 0.23%, with Ni/Cu ratios of 1/1, and Pd+Pt up to 168ppb (Pd/Pt ratios of 2-8/1). The mineralization does appear to have been sourced from a sulphide-bearing mafic to ultramafic, presently assumed to be the western extension of the central Nickel Royale.

All samples underwent multi-element geochemical analysis using ICP-OES finish preceded by acqua regia extraction at Activation Laboratories Ltd., accredited by SCC to ISO/IEC. Gold, palladium, and platinum determinations involved Fire-assay-ICP-OES method of analysis.

The assemblage is located in the Hemlo-Schrieber Camp west of Thunder Bay, Ontario and encompasses a total of 152 adjoining claim units totaling 6080 acres that strategically straddle the Hemlo-Schrieber greenstone belt to the west and east of the initial Nickel Royale Property. This belt contains the Marathon deposit (34 mt Cu-Ni-PGMs) to the east, and the Nipigon Plate being investigated by others to the west. The belt, traditionally known for its VMS potential and the renown Hemlo gold deposits, appears to be evolving into an important locus for polymetallic sulphides rich in Ni-Cu-PGMs. Novawest's Assemblage (100% owned) is easily accessible by road and lies 9 miles west of the town of Schreiber, and is in close proximity (10km) to the Winston Lake polymetallic VMS mine (Inmet Mining).

The company has now prioritized the Nickel Royale Assemblage and is now planning for follow-up exploration, which is expected to include geophysics and diamond drilling. The company will most likely be seeking a joint venture partner for the project.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Frank P. Puskas"
Frank P. Puskas – Director, Geologist